SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 26, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)     Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)     Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Annual General Meeting of Swedish Match AB (publ)

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 26, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY Stockholmsbörsen: SWMA

PRESS RELEASE

26 March, 2004

Annual General Meeting of Swedish Match AB (publ)

The shareholders of Swedish Match AB are called to the Annual General Meeting on Monday, April 26, 2004, at 4:30 p.m. (CET) at the Stockholm International Trade Fairs’ facility in Älvsjö (“Stockholmsmässan”).

The Board of Directors proposes a dividend of SEK 1.70 per share. The Board also proposes that the current mandate to repurchase up to 10 percent of all shares in the company is prolonged. In addition the Board proposes a reduction in the Company’s share capital by SEK 36,000,000 through withdrawal of 15,000,000 shares. The shares, which are proposed to be withdrawn, have been repurchased by the Company.

The Nomination Committee proposes the re-election of Bernt Magnusson (Chairman), Jan Blomberg, Tuve Johannesson, Arne Jurbrant and Meg Tivéus and election of Karsten Slotte. Klaus Unger has declined re-election.

By the notice of the meeting it is also announced that proposition will be put forward to re-elect Bernt Magnusson, Björn Franzon, Staffan Grefbäck and Marianne Nilsson as members of the Nomination Committee.

The complete notice of the Annual General Meeting can be found on the corporate web site: www.swedishmatch.com, and is also enclosed.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,036 MSEK in 140 countries for the twelve month period ending December 31, 2003. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Sven Hindrikes, President and Chief Executive Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127

Annual General Meeting of Shareholders of Swedish Match AB (publ)

The shareholders of Swedish Match AB are hereby given notice of the Annual General Meeting of Shareholders to be held in Stockholm, Sweden, on Monday, April 26, 2004 at 4.30 p.m. (CET) in Hall K1 of the Stockholm International Trade Fairs’ facility in Älvsjö (“Stockholmsmässan”), entry via the main entrance on Mässvägen 1.

Agenda

1.	Election of Chairman of the Meeting.
2.	Preparation and approval of the list of shareholders entitled to vote at the Meeting.
3.	Election of one or two “minutes checkers” who, in addition to the Chairman, shall verify the minutes.
4.	Determination of whether the Meeting has been duly convened.
5.	Approval of the Agenda.
6.	Presentation of the annual report and the auditors’ report as well as the consolidated financial statements and the auditors’ report on the consolidated financial statements for 2003. In connection thereto the President’s speech and the Board of Directors’ report regarding its work for the past year and:
•	the Compensation Committee’s work and function in response to question extended by the shareholder Sveriges Aktiesparares Riksförbund and
•	the Audit Committee’s work and function and consultancy fees and other fees paid to the Company’s auditors during 2003 in response to questions extended by the shareholders Sveriges Aktiesparares Riksförbund and Första AP-Fonden.
7.	Adoption of the profit and loss statement and the balance sheet and the consolidated profit and loss statement and the consolidated balance sheet.
8.	Disposition in respect of the Company’s profit as shown in the balance sheet adopted by the Meeting.
9.	Adoption of stock option programme for 2004.
10.	The Board of Directors’ proposal regarding its authorization to acquire shares in the Company.
11.	The Board of Directors’ proposal regarding the issue by the Company of call options on repurchased shares in the Company for the stock option programme for 2003, and the transfer by the Company of such shares in the Company in conjunction with a potential demand for redemption of call options.
12.	The Board of Directors’ proposal that the Company’s share capital shall be reduced by way of recall of shares without repayment to the shareholders, together with the Board of Directors’ proposal that the reduced amount shall be transferred to non-restricted shareholders’ equity for allocation to a fund for use in accordance with resolution passed by a General Meeting of the Company.
13.	The discharge of the Board of Directors and of the President from liability for the fiscal year.
14.	Determination of the number of Board members and deputy members to be elected by the Meeting.
15.	Determination of the fees to be paid to the Board of Directors.
16.	Election of Board members and deputy members.
17.	Determination of the number of auditors and deputy auditors to be elected by the Meeting.
18.	Determination of the fees to be paid to the auditors.
19.	Election of auditors and deputy auditors.
20.	Election of members of the Nomination Committee.
21.	Amendment of the Articles of Association.
22.	Any other business.

The Nomination Committee elected at the Annual General Meeting of Shareholders 2003 proposes the following:

Item 14: The Board shall consist of 6 ordinary members and no deputy members.

Item 15: The fees to the Board members are proposed to be paid as follows for the period until the close of the next Annual General Meeting:

The Chairman shall receive SEK 700,000 and the other Board members elected by the Meeting shall each receive SEK 300,000. Furthermore, it is proposed that the Board be allocated SEK 400,000 as compensation for committee work carried out, and that it shall be divided within the Board in a manner decided upon by the Board.

Item 16: The following ordinary members are proposed: Re-election of Bernt Magnusson, Jan Blomberg, Tuve Johannesson, Arne Jurbrandt and Meg Tivéus and election of Karsten Slotte. Klaus Unger has declined re-election.

Item 1: Ingemar Mundebo will be proposed to be elected Chairman of the Meeting.

Item 8: The Board of Directors proposes that a dividend be paid to the shareholders in the amount of SEK 1.70 per share and that the remaining profits be carried forward. It is proposed that the year’s dividend initially be deducted from the non-restricted reserves, after the reduction of the share capital, with the remainder being drawn from the profit carried forward. April 29, 2004 is proposed as the record date for entitlement to receive a cash dividend. Payment of the dividend is expected to occur through VPC AB (Swedish Securities Register Center) on May 4, 2004.

Item 9: In 1999 the Board of Directors adopted a stock option programme for senior officials in the Company as part of the total compensation package. The purpose of the programme is to increase further the involvement and ownership in the Company of senior Company officials and attract, motivate and retain key employees. Through the stock option programme the incentive of the senior officials will correspond to the shareholders´ interest.

The Board of Directors proposes that a stock option programme for the year 2004 be approved by the Meeting. The terms and conditions shall be substantially the same as the Company’s stock option programme in place 1999 – 2003.

The Board of Directors’ proposal includes a maximum 58 senior Company officials and key employees. The requirements for allocation of options in the stock option programme are as follows:

•	a positive total stock return of the Swedish Match share exceeding the return of the shares in a selection of other companies in the industry. There will be maximum allocation in accordance with this criterion when the Company’s return exceeds the other companies’ returns by 20 percent,

•	an increase in earnings per share exceeding the average over the three prior years. There will be maximum allocation in accordance with this criterion when the earnings per share exceed the average over the three prior years by 20 percent. Earnings per share is calculated on the number of shares at the beginning of the year.

The two requirements (positive total stock return better than the competitors’ and increased earnings per share) are equally weighted. When only one of the requirements set forth above is met, allocation is a maximum of 50 percent of the full allocation.

The market value of the stock options shall be determined in accordance with a generally acknowledged valuation model (Black-Scholes) and the stock options shall be allocated without any consideration. The total value of the stock options allocated in accordance with the proposed stock option programme shall not exceed a limit of SEK 24,150,000 (exclusive of any pay roll tax) equalling a limit of 30 percent of the total base salary in 2003 of the executives participating in the programme. The stock options are freely transferable and not related to employment. The stock options may be redeemed during the period March 2008 to February 2010 and shall have a redemption price equalling 120 percent of the average share price over a period of time in close proximity to the allocation date and subsequent to the publishing of the year end report of 2004.

Commitments under the stock option programme for 2004 may be secured by way of repurchases of the Company’s shares and transfer of such shares in connection with redemption of the stock options. Any decision to repurchase shares and to issue stock options for the stock option programme for 2004 is taken by the Annual Meeting of Shareholders in 2005. The Compensation Committee determines allocation following the publication of the 2004 annual report.

Item 10: The Board of Directors proposes that it be authorized to decide to, prior to the next Annual General Meeting, acquire a maximum of as many shares as may be acquired without the Company’s holding at any time exceeding 10 per cent of all shares in the Company. The shares shall be acquired on the Stockholm Exchange at a price within the price interval registered at any given time, i.e. the interval between the highest bid price and the lowest offer price. The purpose of the repurchase is primarily to enable the Company’s capital structure to be adjusted and to cover the allocation of options as part of the Company’s rolling options programme.

The resolutions of the Meeting with regard to item 10 are contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting.

Item 11: The Board of Directors has decided on allocation of stock options for the years 1999-2003 and the Company’s shareholders have, at the respective annual shareholders meetings, decided to issue stock options on the Company’s shares to secure the Company’s obligations in this respect.

According to the stock option programme for 2003 certain senior Company officials shall be allocated a minimum of 7,525 options and a maximum of 70,000 stock options per person. The options can be used to buy shares during the period March 1, 2007 – February 27, 2009 at a redemption price of SEK 84.80. The options’ terms and conditions were established on the basis of the average price of the Swedish Match share on the Stockholm Exchange during the period February 11, 2004 – February 24, 2004, which was SEK 70.65. The market value of the options, calculated in accordance with the conditions at the time when the options’ terms and conditions were established, is deemed by an independent valuation institute to be SEK 10.00 per option, corresponding to a total value of up to SEK 12,250,000.

The Board of Directors proposes that the Meeting resolve that the Company shall issue a maximum 1,225,000 stock options to secure 2003 year’s stock option programme. The Board of Directors further proposes, with divergence from the shareholders’ preferential right, that the Company be permitted to transfer a maximum of 1,225,000 shares in the Company at the sale price of SEK 84.80 per share in conjunction with demands for the redemption of the call options. The number of shares and the sales price of the shares in the resolutions of transfer under item 11, may be changed as a consequence of, inter alia, a bonus issue of shares, a combination or split of shares, new share issue, reduction of the share capital or any similar measure.

The resolutions of the Meeting with regard to item 11 are contingent upon being supported by shareholders representing at least nine-tenths of the votes cast and nine-tenths of the shares represented at the Meeting.

Item 12: The Board of Directors proposes a reduction of the Company’s share capital by SEK 36,000,000 through withdrawal of 15,000,000 shares in the Company. The shares in the Company which are proposed to be withdrawn have been repurchased by the Company in accordance with authorization by the General Meeting of Shareholders of the Company.

The resolutions of the Meeting with regard to item 12 are contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting.

Item 17: The Audit Committee proposes to appoint as auditor an audit firm and no deputy auditors.

Item 18: The Audit Committee proposes the fees to the auditors be paid on approved account.

Item 19: The Audit Committee proposes the Meeting to appoint KPMG Bohlins AB (KPMG as auditor) with authorized auditor Thomas Thiel as auditor in charge, up to and including the annual general meeting to be held four years from election of the auditor.

Item 20: The following members of the Nomination Committee will be proposed: Bernt Magnusson, Björn Franzon, Marianne Nilsson and Staffan Grefbäck (re-election).

Item 21: The Board of Directors proposes the articles of association be amended to authorize the board of directors to appoint one or several special auditors to audit a board of directors’ statement made in relation to an issue of new shares for non-cash consideration or payment through set-off of claims against the company or other provisions for the subscription according to Chapter 4, § 6 of the Swedish Company’s Act (1975:1385), or audit of merger plans according to Chapter 14, §§ 7 and 23 of said Act. The resolutions of the meeting with regard to item 21 are contingent upon being supported by shareholders representing at least two-thirds of the votes cast and two-thirds of the shares represented at the Meeting.

Full details of the Board of Directors’ proposed resolutions under items 9, 10, 11, 12 and 21 will be available at Swedish Match’s Head Office (Legal Department) at Rosenlundsgatan 36 in Stockholm, Sweden, as of April 8, 2004. They will then also be presented on the Company’s homepage www.swedishmatch.com. They will also be sent to any shareholder requesting so.

Right to participate in the Meeting

Participation in Swedish Match’s Annual General Meeting is limited to shareholders who are recorded in the register of shareholders maintained by VPC AB (Swedish Securities Register Center) on April 16, 2004 and who advise Swedish Match no later than 4:30 p.m. (CET) on Monday, April 19, 2004 of their intention to participate. A shareholder who wants to be accompanied by one or two assistants shall advise Swedish Match within the appointed time.

Notice of participation

Notice of participation may be given in writing to Swedish Match AB, Legal Department, SE-118 85 Stockholm, Sweden, by telephone +46-8-658 01 95 (1:30 – 4.30 p.m. (CET)), by telefax +46-8-720 76 56, or via the internet: www.swedishmatch.com/stamman.

When giving notice of participation, the shareholder shall state name, address, telephone number (daytime) and personal registration number/corporate registration number (where applicable).

Receipt of notification will be confirmed by Swedish Match forwarding an attendance card, which is to be presented at the entrance to the Meeting.

Share registration

To be entitled to participate in the Annual General Meeting, owners of shares registered in the name of a trustee must have the shares registered in their own names. Shareholders who have trustee-registered shares should request the bank or the broker holding the shares to request owner-registration, so-called voting-right registration, several banking days prior to April 16, 2004.

ADR holders

Registered holders of American Depositary Shares representing Swedish Match shares will receive proxy materials from the Bank of New York, the depositary, which will include instructions on the process for participating in the meeting in person or by proxy. If American Depositary Shares are held through a bank, broker or custodian, the holder should contact their bank, broker or custodian directly.

The entrance to the premises of the Annual General Meeting will be opened at 3.00 p.m. and at 3.30 p.m. there is a historical presentation by Harald Norbelie of the neighbourhood of the Swedish Match head office in Stockholm. Light refreshments will be served before the Meeting.

Stockholm in March 2004

Board of Directors